UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 26, 2017

Commission File Number 001-36723

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Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

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Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Amec Foster Wheeler progresses with transformation plan as it completes $170m sale of CFB boiler business

As part of the company-wide transformation programme, which includes the sale of non-core assets, Amec Foster Wheeler announces that it has completed the sale of its circulating fluidised bed (CFB) boiler business to Sumitomo Heavy Industries, Ltd (SHI), for a consideration of USD $170million, the net proceeds of which will be used to reduce net debt.

The CFB boiler business is the largest part of GPG. The remaining GPG steam generator businesses include the heat recovery steam generator and industrial boilers businesses and these are also expected to be sold during 2017.

The North American aftermarket services business, originally part of GPG, is being retained and since the beginning of 2017, has been operating as part of Amec Foster Wheeler's Power & Process business.

Amec Foster Wheeler's transformation programme was launched by its Chief Executive Officer, Jon Lewis, following a company-wide review. The core components of the transformation programme include implementing a new leaner operating model designed to be closer to projects and customers, delivering cost efficiencies across the business, a focus on improving compliance and consistency in how the business operates, refreshing the company strategy and disposing of non-core assets.

In addition to the sale of the CFB boiler business, Amec Foster Wheeler has already completed the sale of a number of smaller assets.

Jon Lewis, Chief Executive Officer of Amec Foster Wheeler said:

"We have made significant progress with the company wide transformation programme that we launched last year. The completion of the sale of the CFB boiler business is a milestone in this programme. We are continuing to implement the programme enabling us to better serve our customers and strengthen the company's balance sheet."

Amec Foster Wheeler plc	+ 44 (0)20 7429 7500
Media: Jonathan Refoy
Investors: Rupert Green

Notes to Editors:

Proceeds will be subject to typical working capital and completion adjustments.

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

Employing around 35,000 people in more than 55 countries and with 2016 revenues of £5.4 billion, the company operates across the oil and gas industry from production through to refining, processing and distribution of derivative products and in the mining, power and process, pharmaceutical, environment and infrastructure markets.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

Publication on Website
A copy of this announcement will be made available on Amec Foster Wheeler's website at www.amecfw.com by no later than 12 noon (London time) on the business day following publication of this announcement. For the avoidance of doubt, the contents of this website are not incorporated into and do not form part of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 June 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary